October 31, 2005


Mail Stop 4561

      VIA U.S. MAIL AND FAX (213) 235-2229

Andrzej Matyczynski
Chief Financial Officer and Treasurer
Reading International, Inc.
550 South Hope Street
Suite 1828
Los Angeles,  CA  90071

Re:	Reading International, Inc.
	Form 10-K for the year ended December 31, 2004
      Filed March 25, 2005
      File No. 1-8625

Dear Mr. Matyczynski

      We have reviewed your response letter dated October 17, 2005 and have the following additional comments. As previously stated, we think you should revise your document in response to these comments.
If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In one of our comments, we have asked you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.












Form 10-K

1. Please file your amended Form 10-K with the agreed upon changes incorporated in the filing.

Note 17 - Commitments and Contingencies

Tax Audit, page 96

2. We have reviewed your response to comment 6. Please tell us and disclose the amount recorded within other current income taxes payable as the best estimate of your settlement with the IRS. In addition, please disclose in your amendment to your Form 10-K whether the Company believes the probability of a loss is probable, reasonably possible or remote.



*    *    *    *


      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact James Webster, Staff Accountant, at (202)
551-
3446 or me, at (202) 551-3486 if you have questions.

						Sincerely,



Daniel L. Gordon
Accounting Branch Chief
Reading International, Inc.
October 31, 2005


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